

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2022

David Rosenberg
Chairman of the Board of Directors
Ignyte Acquisition Corp.
640 Fifth Avenue, 4th Floor
New York, NY 10019

      Re: Ignyte Acquisition Corp.
           Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
           Filed July 29, 2022
           File No. 001-39951

Dear Mr. Rosenberg:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Proxy Statement on Schedule 14A filed July 29, 2022

Questions and Answers About the Proposals for Shareholders
Q: What interests do the Sponsor and Ignyte's current officers and directors have in the Business Combination?, page 21

1.   We note your response to Comment 4 and reissue in part. Please revise here to discuss the interests of the Sponsor and Ignyte's current officers and directors in the Business Combination rather than cross-referencing to another part of the proxy statement. In your revisions, please discuss the fact that Ignyte's management team appears to be affiliated with Ladenburg and that Ladenburg is acting as a financial advisor to Peak Bio in connection with the Business Combination.

Proposal No. 1 - The Business Combination Proposal
Background of the Business Combination, page 149

2.   We note your response to prior comment 27 and revised disclosure indicating that Peak Bio requested a valuation that was deemed to reflect its latest round of financing. Please revise to disclose the valuation ascribed to Peak Bio in this financing round. To the extent this disclosure references the $210M valuation ascribed to pH Pharma in its financing round, please describe the valuation process undertaken by Ignyte's Board of Directors that led it to conclude that the valuation of pH Pharma could also be used to value Peak Bio.

Please also revise to disclose when the Spin-Off was proposed to Ignyte and when Ignyte agreed to purchase Peak Bio, as opposed to pH Pharma.

3.   We note your response to Comment 28 and reissue. Please revise to identify who Mr. Strupp originally contacted and spoke with when identifying Peak Bio as a potential business combination target. Please also revise your disclosure in this section to discuss how Ignyte identified Peak Bio and Company X as attractive business combination opportunities.

4.   We note your response to prior Comment 29 and reissue in part. Please revise to disclose how Ignyte determined that pH Pharma's proposed valuation of $180M following the disengagement of Company X was reasonable. In your revisions, please provide the calculations that Ignyte's management and board of directors prepared to support this valuation. To the extent no such evaluations, analyses or calculations were prepared, please so state.

5.   We note your response to prior comment 31 and revised disclosure, including your statement that Ignyte agreed to a subscription agreement with Dr. Huh "where Dr. Huh had 6 months post-closing and the option to margin his equity position to cover the obligation requirement." With reference to Securities Act Rule 421, please revise to clearly state what is meant by this disclosure. Please also revise here and throughout, as appropriate, to describe the consequences if the condition of the Key Stockholder Forward Purchase Agreement with respect to available financing is not met at Closing. Please clarify here and throughout, if true, that Dr. Huh will not have the obligation to purchase shares in the PIPE financing if he cannot obtain financing.

Opinion of River Corp Advisors, page 157

6.   We note your response to Comment 34 and reissue in part. To the extent Ignyte's Board of Directors utilized the cash-burn forecast in its evaluation of the transaction or River Corp relied on the forecast in making its fairness determination, please present the cash-burn forecast in the proxy statement.

7.   We note your response to prior Comment 35 and revised disclosure. Please revise further to (i) disclose the dates on which River Corp calculated the enterprise values for the

comparable companies presented; (ii) explain how enterprise value was calculated; and (iii) disclose the enterprise value of Peak Bio.

Information About Peak Bio, page 202

8.   We note your response to Comment 37 and reissue because Peak Bio's graphics remain illegible. For example, the Upcoming Milestones column in the pipeline table on page 205, and the Summary of PHP-303 clinical development program table on page 208 contain illegible text. Please revise the graphics so the text is legible.

9.   We note your response to Comment 39 and reissue in part. Please revise to eliminate conclusions or predictions that Peak Bio's product candidates are safe and/or effective/potent, as determinations of safety and efficacy are solely within the authority of the FDA. Remove any statements that indicate Peak Bio's product candidates, approach, and/or technologies may be "first-in-class" or "best-in-class," as well as similar statements, because such statements are speculative given Peak Bio's current stage of development. For a non-exhaustive list of examples, we note:
   • Peak Bio states its concept is to create a Best-in-Class approach to treating cancer on page 47;
   • Peak Bio states PHP-303 appears to be a highly selective, potent, once daily, orally dosed reversible NE inhibitor on page 202;
   • Peak Bio states PHP-303 has already been safely tolerated in nearly 200 subjects on page 203;
   • Peak Bio states nearly 200 subjects have been exposed to one or more doses of PHP-303, and the data shows that PHP-303 selectively and reversibly inhibits NE and is safe on page 208;
   • Peak Bio states PHP-303 is a potent NEI on page 216;
   • Peak Bio states Trop2 ADCs have demonstrated efficacy on page 242.

   You may discuss the results of your clinical trials, but please refrain from stating or implying that your product candidates are safe or efficacious.

10. We note your response to Comment 40 and reissue. Please revise this section to include a more detailed discussion of the effect of existing or probable governmental regulations on Peak Bio's business. We note the link you provide to describe the regulatory schema for the U.S. FDA is broken. Rather than providing a hyperlink, discuss the effect of existing or probable government regulations in the proxy statement/prospectus. Instead of discussing foreign jurisdictions generally, identify the specific governmental agencies in other jurisdictions where you intend to seek approval and disclose the approval pathways for those agencies. Define "Orphan Disease" and what regulatory treatment such a designation entails.

Summary of PHP-303 clinical development program, page 208

11. We note your response to Comment 50 and reissue. Please disclose the total amount and nature of adverse events for the Peak Bio clinical trial and Bayer clinical trials separately.

Planned Phase 2 Clinical Trial in AATD, page 214

12.   We note your response to Comment 52 and reissue in part. On page 214, your disclosure indicates that Peak Bio's phase 2 clinical trial of PHP-303 in AATD is expected to be conducted at multiple institutions in Europe that have extensive experience in conducting clinical trials for the treatment of AATD. Please revise to identify the institutions that you intend to partner with. To the extent you have yet to identify these institutions, please revise to provide the basis for your belief that these institutions will have extensive experience in conducting clinical trials for the treatment of AATD and identify the jurisdictions where you intend to conduct the clinical trial.

Material Agreements, page 216

13.   We note your response to Comment 53 and reissue in part. Please revise to disclose how either party may terminate the Bayer Agreement.

14.   We note your response to Comment 54 and revised disclosure, including your description of the TAP Agreement indicating that milestone payments will not exceed "350%." Please revise to clarify whether this percentage is tied to all funding events, including the Business Combination, and specify the amount of funding raised by Peak Bio to date that would be subject to this payment calculation.

        We further note your disclosure that Peak Bio has the right to negotiate a commercial license covering DoD's interest in any invention solely owned by DoD and developed under the DoD agreement and that you own all study data generated under the agreement. Please revise to disclose which party will own any therapeutic or prototype developed pursuant to this agreement.

Management Following the Business Combination
Executive Officers, page 259

15.   We note your disclosure that Dr. Huh is the named subject of a pending criminal proceeding which includes charges for a felony possession of a controlled substance. Please expand your discussion to include the facts and circumstances in the allegations against Dr. Huh that gave rise to the action along with the proceeding's current status. Alternatively, explain why further disclosure about the criminal proceeding is not necessary. In either circumstance, disclose the jurisdiction of the proceeding.

Beneficial Ownership of Securities, page 278

16.   Your disclosure on page 99 indicates that Peak Bio's executive officers, directors and greater than 5% stockholders will beneficially own approximately 47% of the outstanding New Peak Bio Common Stock. Please revise this section to reflect such ownership, or advise.

David Rosenberg
Ignyte Acquisition Corp.
August 12, 2022
Page 5

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Jenn Do at 202-551-3743 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any other questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Scott Cowan